

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

Shu Kaneko
Chief Financial Officer
Emerald Dairy Inc.
11990 Market Street, Suite 205
Reston, Virginia 20190

> **Re:** **Emerald Dairy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009, As Amended**
> **Filed April 1, 2010**
> **File No. 000-52174**

Dear Mr. Kaneko:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief